AUDITORS' REPORT TO THE UNITHOLDERS

We have audited the consolidated balance sheets of Enterra Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and accumulated earnings and cash flow for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

(“signed KPMG LLP”)

Chartered Accountants
Calgary, Canada
March 29, 2006

COMMENTS BY AUDITOR FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Trust’s financial statements, such as the changes described in note 3 to the Trust’s consolidated financial statements as at and for the years ended December 31, 2005 and 2004. Our report to the unitholders dated March 29, 2006, is expressed in accordance with Canadian reporting standards which do not required a reference to such changes in accounting principles in the auditors report when the changes are properly accounted for and adequately disclosed in the financial statements.

(“signed KPMG LLP”)

Chartered Accountants
Calgary, Canada
March 29, 2006

ENTERRA ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
(Thousands of Canadian dollars)

	December 31, 2005	December 31, 2004
Assets		(restated note 3)
Current assets
Cash	$11,943	$4,779
Accounts receivable	35,303	15,613
Financial derivatives (note 15)	415	-
Prepaid expenses, deposits and other	3,052	518
	50,713	20,910
Property, plant and equipment (note 6)	489,074	148,458
Deposit on acquisition (note 4)	-	2,400
Deferred financing charges	1,210	90
Goodwill (note 7)	70,546	49,270
	$611,543	$221,128

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$36,348	$8,570
Due to JED Oil Inc. (note 1)	15,151	4,493
Distribution payable to unitholders	7,699	4,398
Income taxes payable	2,066	1,068
Bank indebtedness (note 9)	95,450	43,930
Note payable (note 10)	4,071	-
Marketing contracts	1,447	-
Current portion of capital lease (note 11)	878	805
	163,110	63,264
Asset retirement obligations (note 8)	24,323	14,836
Future income tax liability (note 14)	100,297	22,128
Capital lease (note 11)	1,702	2,580
	289,432	102,808

Non-controlling interest (note 12)	32,402	3,349

Unitholders’ Equity (note 13)
Unitholders’ capital	373,761	132,207
Warrants	1,215	-
Contributed surplus	573	78
Accumulated earnings	28,468	27,498
Accumulated distributions	(114,308)	(44,812)
	289,709	114,971

Subsequent events (note 21) Commitments (note 17)	$611,543	$221,128
See accompanying notes to consolidated financial statements
Approved on behalf of the Board:

/s/ Keith Conrad	/s/ Bill Sliney
Keith Conrad	Bill Sliney
Director	Director

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS
(Thousands of Canadian dollars, except per trust unit amounts)

	Year ended	Year ended
	December 31, 2005	December 31, 2004
		(restated note 3)

Revenues
Oil and natural gas	$157,743	$108,293
Royalties	(36,079)	(24,527)
	121,664	83,766

Expenses
Operating	32,620	23,492
General and administrative	10,331	4,440
Interest	4,715	2,222
Amortization of deferred financing charges	33	33
Depletion, depreciation and accretion	82,073	35,976
Goodwill impairment loss (note 7)	9,253	-
Financial derivative loss (gain) (note 15)	(354)	3,188
Foreign exchange gain	(715)	-
	137,956	69,351

Earnings (loss) before taxes and non-controlling interest	(16,292)	14,415

Income taxes (reduction) (note 14)
Current	1,456	260
Future	(18,689)	(280)

Earnings before non-controlling interest	941	14,435

Non-controlling interest (note 12)	29	(408)

Net earnings	970	14,027

Accumulated earnings, beginning of year	27,498	13,139

Change in accounting policy related to EIC- 151 (note 3a)	-	332

Accumulated earnings, end of year	$28,468	$27,498

Net earnings per trust unit (note 13)
Basic	$0.03	$0.62
Diluted	$0.03	$0.62

See accompanying notes to consolidated financial statements

ENTERRA ENERGY TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousand Canadian dollars)

	Year ended	Year ended
	December 31, 2005	December 31, 2004
		(restated note 3)
Cash provided by (used in):
Operating
Net earnings	$970	$14,027
Depletion, depreciation and accretion	82,073	35,976
Goodwill impairment loss	9,253	-
Future income tax reduction	(18,689)	(280)
Amortization of deferred financing charges	33	33
Financial derivatives	(415)	-
Amortization of marketing contract	(2,667)	-
Non-controlling interest	(29)	408
Foreign exchange	(715)	-
Unit-based compensation	731	78
Changes in non-cash working capital items (note 16)	(2,425)	(7,897)
	68,120	42,345
Financing
Distributions paid	(66,195)	(40,414)
Bank indebtedness	(27,709)	2,305
Notes payable	4,300	-
Capital lease	(805)	(783)
Deferred financing charges	(102)	-
Due to JED Oil Inc.	10,658	2,400
Issue of trust units, net of issue costs	37,353	36,838
Exercise of trust unit options	7,975	-
	(34,525)	346
Investing
Property, plant and equipment additions	(31,217)	(30,409)
Deposit on acquisition	-	(385)
Proceeds on disposal of property, plant and equipment	-	1,177
Acquisition of Rocky Mountain Energy, net of cash (note 5)	-	(8,361)
Acquisition of Rocky Mountain Gas, net of cash (note 5)	(229)	-
Acquisition of High Point, net of cash (note 5)	1,282	-
Changes in capital accounts payable (note 16)	3,733	-
	(26,431)	(37,978)

Change in cash	7,164	4,713
Cash, beginning of period	4,779	66
Cash, end of period	$11,943	$4,779

During the year ended December 31, 2005 the Trust paid interest of $4,275,000 (2004 - $2,222,000) and taxes of $944,000 (2004 - $nil).

See accompanying notes to consolidated financial statements

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

1.	Structure of the Trust and Basis of Presentation

Enterra Energy Trust (“the Trust”) was established in November 2003 under a Plan of Arrangement. The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”). The purpose of the Trust is to indirectly hold interests in petroleum and natural gas properties, through notes from, and investments in securities of its subsidiaries. The beneficiaries of the Trust are the holders of the trust units (the “Unitholders”).

The Trust pays monthly cash distributions to its unitholders in amounts equal to the net earnings of the Trust earned from interest income on the notes and from any dividends or note redemptions by the Trust’s subsidiaries less any expenses of the Trust. The Board of Directors of Enterra Energy Corp. (“EEC”), as administrator of the Trust, has the discretion to determine the extent to which cash, in excess of the income on the notes, provided by operating activities will be distributed to the unitholders.

Relationship with JED Oil Inc. and JMG Exploration, Inc.

Under an Agreement of Business Principles, properties acquired by the Trust will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), a publicly traded oil and gas exploration company, if they are exploration properties, and contract operated and drilled by JED Oil Inc. (“JED”), a publicly traded oil and gas development company, if they are development projects.  Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, the Trust will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers.  Should the Trust elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and the Trust.  The Trust will have a first right to purchase assets developed by JED.  The Trust does not own any shares in either JMG or JED.

Effective January 1, 2004, the Trust and JED entered into a Technical Services Agreement, which provides for services required to manage the Trust’s field operations and governs the allocation of general and administrative expenses between the two entities. Under the Technical Services Agreement, the Trust and JED allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the Trust and JED. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

On January 1, 2006, the Trust terminated the Technical Services Agreement with JED. The Trust now manages its own management, development, exploitation, operations and general and administrative activities. In 2006, the Trust entered into a new agreement with JED where all services provide by JED to the Trust will be billed on an hourly rate basis.

On December 23, 2004, JED loaned $2,400,000 to the Trust. The terms of the loan called for interest to be calculated at a Canadian chartered bank prime lending rate plus 0.4% per annum. The loan, together with accrued interest, was repaid on March 18, 2005. At December 31, 2005, the Trust had $8,000,000 of unsecured notes payable to JED with an interest rate of 10% per annum. For the year ended December 31, 2005, $0.4 million (2004 - $nil) of interest was charged on the notes payable.  In addition to the note, the Trust owed $7,151,000 (2004 - $2,093,000) to JED for general and administrative expenses and capital expenditures paid by JED on behalf of the Trust. For the year ended December 31, 2005, total general and administrative expenses charged by JED to the Trust on a cost recovery basis were approximately $3.9 million and field operating expenses charged by JED to the Trust on a cost recovery basis were approximately $3.0 million. On February 1, 2006, the Trust repaid the $8,000,000 notes payable to JED.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

2.	Significant Accounting Policies

Management of the Trust has prepared the consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The significant differences between Canadian and United States GAAP are outlined in note 22. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and, together with the following notes, should be considered an integral part of the consolidated financial statements.

(a)	Organization and Basis of Accounting

These consolidated financial statements include the accounts of the Trust and its subsidiaries and partnerships (collectively the “Trust” for purposes of the following notes to the consolidated financial statements). All inter-company accounts and transactions have been eliminated.

Substantially all exploration, development and production activities related to the Trust’s oil and gas business are conducted jointly with others and the accounts reflect only the Trust’s proportionate interest.

(b)	Cash

Cash consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days at the date of acquisition.

(c)	Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when title passes from the Trust to its customers based on contracts which establish the price of products sold.

(d)	Petroleum and Natural Gas Properties

The Trust follows the “full cost” method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into one of two cost centers, Canada and the United States. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to development or exploration projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(e)	Impairment Test

The Trust places a limit on the carrying value of property and equipment, which may be depleted against revenues of future periods (the “ceiling test”). The ceiling test is conducted separately for each cost center, Canada and the United States. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value of the cost center. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property and equipment subject to the ceiling test includes asset retirement costs.

(f)	Per Unit Amounts

Per unit amounts are calculated using the weighted average number of units outstanding. The Trust follows the treasury stock method to determine dilutive effect of options, warrants and other dilutive instruments. Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations. Exchangeable shares are included in the calculation of diluted earnings per unit based on the number of trust units that would be issued on conversion of the exchangeable shares at the end of the year as long as the conversion results in a decrease to earnings of the Trust.

(g)	Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates. The ceiling test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

The amounts recorded for financial derivatives are based on estimates of the price for oil and natural gas in future periods. These estimates are subject to fluctuations in market conditions and may impact the consolidated financial statements of future periods.

(h)	Depletion and Depreciation

The provision for depletion of petroleum and natural gas properties is calculated, by cost center, using the unit-of-production method based on the Trust’s share of estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

Office furniture and equipment is depreciated on a 20% declining balance basis.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(i)	Goodwill

The Trust recognizes goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair value of the reporting unit is compared to its book value. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value to the reporting unit’s identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair market value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment. Goodwill is tested for impairment separately for the Canadian and the United States reporting units.

(j)	Asset Retirement Obligations

The Trust recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment. The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability.

(k)	Income Taxes

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the Trust’s unitholders. As the Trust allocates all of its taxable income to the unitholders in accordance with the Trust Indenture, therefore no provision for income tax expense has been made in the Trust.

The Trust’s corporate subsidiaries follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(l)	Non-controlling Interest (note 3)

The Trust has, through its subsidiaries four types of exchangeable shares, Enterra Energy Corp. (“EEC”) exchangeable shares, Rocky Mountain Acquisition Corp. (“RMAC”) series A exchangeable shares, RMAC series B exchangeable shares and Rocky Mountain Gas (“RMG”) exchangeable shares. The Trust's exchangeable shares are classified as non-controlling interest on the consolidated balance sheets. Income after tax attributable to these exchangeable shares is deducted from net earnings of the Trust on the consolidated statement of earnings.

When the EEC exchangeable shares are exchanged for trust units, they are measured at the fair value of the trust units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. When the other exchangeable shares are exchanged for trust units, they are measured at their carrying value.

(m)	Derivative Financial Instruments

The Trust uses derivative financial instruments such as collars and swaps to manage its exposure to commodity price fluctuations. Actual amounts received, or paid, on the settlement of the derivative financial instruments is recorded in oil and gas revenue. The Trust uses the fair value method for reporting derivative financial instruments whereby a derivative financial instrument is recorded as an asset or a liability on the balance sheet, and changes in the fair value relating to a financial period are charged to net earnings and net earnings per unit for the period.

(n)	Trust Unit Compensation Plans

The Trust has a unit based compensation plan, which is described in note 12. Compensation expense associated with the unit based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus. Any consideration received upon the exercise of the unit-based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ capital. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a Black-Scholes option-pricing model.

(o)	Deferred Financing Charges

Deferred financing charges are amortized over the lives of their respective financing instruments.

(p)	Foreign Currency Transactions

Transactions completed in United States dollars are reflected in Canadian dollars at the exchange rates prevailing at the time of the transactions. Current assets and liabilities denominated in United States dollars are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date. Translation gains and losses are included in earnings.

The Trust’s U.S. subsidiaries are considered to be "integrated foreign operations", therefore the Trust is using the temporal method of foreign currency translation. Under the temporal method, monetary items are translated at the exchange rate in effect at the balance sheet date, while non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the exchange rate in effect on the dates they occur, while depreciation and depletion of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(q)	Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	Changes in Accounting Policies

a)	Non-controlling Interest (“NCI”)

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust's exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.

Prior to the adoption of EIC 151 trust units that would be issued upon conversion of exchangeable shares were included in the calculation of basic earnings per unit. As a result of the new standard exchangeable shares are excluded from the calculation of basic earnings per unit. However, they are included in the calculation of diluted earnings per unit.

Prior periods have been retroactively restated as required by the new accounting standard.

The following tables illustrate the impact of the new accounting policy as at and for the year ended December 31, 2004.

Balance Sheet as at December 31, 2004	Balance as reported prior to NCI restatement	Adjustments for NCI	Balance as restated
Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	-	3,349	3,349
Unitholders’ capital	111,653	20,554	132,207
Exchangeable shares	3,276	(3,276)	-
Accumulated earnings, beginning of year	13,139	332	13,471
Accumulated earnings, end of year	27,903	(405)	27,498
Basic weighted average number of units outstanding	23,327,728	(809,355)	22,518,373
Diluted weighted average number of units outstanding	23,560,785	(318,825)	23,241,960

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Statement of Earning for the year ended December 31, 2004	Balance as reported prior to NCI restatement	Adjustments for NCI	Balance as restated
Depletion, depreciation and accretion	$35,438	$538	$35,976
Future income tax recovery	(71)	(209)	(280)
Net earnings before non-controlling interest	14,764	(329)	14,435
Non-controlling interest	-	408	408
Net earnings	14,764	(737)	14,027
Net earnings per unit - basic	$0.63	$(0.01)	$0.62
Net earnings per unit - diluted	$0.63	$(0.01)	$0.62

b)	Full Cost Accounting

Effective January 1, 2004, the Trust prospectively adopted new Canadian accounting standards relating to full cost accounting for oil and gas entities, as outlined in note 2. The new standard modifies the ceiling test to be performed in two stages. The first stage requires the carrying value to be tested for recoverability using undiscounted future cash flows from proved reserves using forward indexed prices. If the carrying value is not recoverable, the second stage, which is based on the calculation of discounted future cash flows from proved plus probable reserves, will determine the impairment to the fair value of the asset. There was no write down of the Trust’s property and equipment as at January 1, 2004, as a result of adopting this standard.

c)	Derivative Financial Instruments

On January 1, 2004, the Trust prospectively adopted new Canadian accounting standards relating to accounting for derivative financial instruments. The new standards establish certain conditions for when hedge accounting may be applied and addresses the identification, designation, documentation and effectiveness of hedging transactions. Where hedge accounting does not apply, any changes in the mark to market values of the derivative financial instrument relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. The Trust has elected not to apply hedge accounting to any of its financial instruments.

d)	Asset Retirement Obligations

Effective January 1, 2004, the Trust retroactively adopted with restatement of prior periods, new Canadian accounting standards relating to asset retirement obligations as outlined in note 2. Prior to adopting the new standard, the Trust recognized a provision for future site restoration costs over the life of the oil and natural gas properties using a unit-of-production method.

e)	Unit-based compensation

Effective January 1, 2004, the Trust adopted the fair value method of accounting for options on a retroactive basis, without prior period adjustments. In the past, the Trust measured stock option compensation cost based on the intrinsic value of the award at the date of issuance. As the exercise price and the market price were the same at the date of grant, no compensation expense was recognized on any option issuance.

As a result of the adoption of this policy, the Trust recorded a charge to accumulated earnings of $646,000 as at January 1, 2004 to reflect the cost related to options granted in 2002 and 2003. In 2004, the earnings of the Trust were reduced by $78,000 as a result of this change in policy.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

4.	Property Acquisitions

On January 26, 2005, the Trust acquired certain oil and natural gas properties in east central Alberta for consideration of $12,100,000. Results from operations of these acquired assets are included in the Trust’s consolidated financial statements for the period subsequent to January 26, 2005. At December 31, 2004, the Trust had made a refundable deposit on the properties in the amount of $2,400,000.

On January 30, 2004, the Trust acquired certain oil and natural gas properties in East Central Alberta for consideration of $19,609,000. Results from operations of the East Central Alberta assets are included in the Trust’s consolidated financial statements for the period subsequent to January 30, 2004.

5.	Corporate Acquisitions

Rocky Mountain Gas, Inc. (“RMG”)

On June 1, 2005, the Trust acquired 100% of the issued and outstanding shares of RMG, an entity with natural gas properties in Montana and Wyoming. As RMG's properties are in the United States, they constitute a second cost center. RMG provides the Trust with future cash potential through the exploitation of coal bed methane on its undeveloped land as well as its currently producing assets. Results from operations of RMG subsequent to June 1, 2005 are included in the Trust’s consolidated financial statements.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets, including cash of $769	$1,606
Property, plant and equipment	34,809
Goodwill (with no tax base)	9,253
Marketing contract	(480)
Current liabilities	(1,562)
Debt	(4,229)
Asset retirement obligations	(3,807)
Future income tax liability	(11,619)
$23,971

Cost of acquisition:
Cash	$602
Transaction costs	396
736,842 RMG exchangeable shares	16,722
275,474 Trust Units	6,251
$23,971

The purchase price allocation is preliminary and subject to change. The value assigned to each Enterra Trust Unit of $22.69 (US$18.35) was based on the weighted average trading price on the NASDAQ National Market System immediately prior to and after the measurement date.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

High Point Resources Inc. (“High Point”)

On August 17, 2005 the Trust completed the acquisition of 100% of the common shares of High Point through its subsidiary Rocky Mountain Acquisition Corp. ("RMAC") in exchange for 7,490,898 trust units and 1,407,177 RMAC exchangeable shares. High Point owns oil and natural gas properties predominantly in Alberta and British Columbia. The acquisition was completed to increase the Trust’s natural gas portfolio. Results from operations of High Point subsequent to August 17, 2005 are included in the Trust’s consolidated financial statements.

The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets, including cash of $2,532	$12,306
Property, plant and equipment	351,385
Goodwill (with no tax base)	19,070
Current liabilities	(14,779)
Marketing contract	(3,634)
Debt	(75,000)
Asset retirement obligations	(2,653)
Future income tax liability	(85,239)
$201,456

Cost of acquisition:
7,490,898 Trust Units	$168,545
1,407,177 Exchangeable Shares	31,661
Transaction costs	1,250
$201,456

The purchase price allocation is preliminary and subject to change. The value assigned to each Trust Unit and Exchangeable Share of $22.50 was based on the average trading price on the NASDAQ National Market System for the period prior to and after the measurement date.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Rocky Mountain Energy Corp. (“RMEC”)

On September 29, 2004, the Trust acquired all of the issued and outstanding shares of RMEC through its subsidiary RMAC. RMEC owns oil and natural gas properties predominately in Alberta and British Columbia. Results from operations of RMEC subsequent to September 29, 2004 are included in the Trust’s consolidated financial statements. The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:
Current assets, including cash of $16,270	$2,493
Property, plant and equipment	36,008
Goodwill (with no tax base)	30,761
Current liabilities	(2,849)
Bank indebtedness	(7,665)
Assets retirement obligations	(793)
Future income tax liability	(7,660)
$50,295
Cost of acquisition:
Cash	$7,234
Trust Units (1,946,576 issued)	34,999
RMAC Exchangeable Units (341,882 issued)	6,147
Transaction costs (including 38,726 units valued at $771,000)	1,915
$50,295

For the initial transaction the value assigned to each Enterra trust unit of Cdn $17.98 was based on the weighted average trading price on the NASDAQ National Market System immediately prior to and after the measurement date. On February 17, 2005 an additional 38,726 units were issued to advisors as part of the transaction at a value of $771,000.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

6.	Property, Plant and Equipment

			2005
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$644,260	$156,445	$487,815
Office furniture and equipment	2,781	1,522	1,259
	$647,041	$157,967	$489,074

			2004
		Accumulated
		depletion and
	Cost	depreciation	Net
Petroleum and natural gas properties	$223,637	$76,505	$147,132
Office furniture and equipment	2,158	832	1,326
	$225,795	$77,337	$148,458

During 2005, $49,000 of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (2004 - $869,000).

At December 31, 2005, included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost base of $5,218,000 and net book value of $2,597,000 (2004 - $5,218,000 and $3,107,000).

At December 31, 2005 costs of undeveloped land and seismic of $58,353,000 (2004 - $6,728,873) were excluded from the calculation of depletion expense for the Canadian cost centre. At December 31, 2005 costs of undeveloped land of $13,313,103 were excluded from the calculation of depletion expense for the United States cost centre.

Depletion and depreciation expense related to the Canadian and the US cost center in 2005 was $64,626,000 and $16,004 respectively (2004 - the Trust did not have a US cost center).

The Trust completed a ceiling test calculation for the Canadian cost centre at December 31, 2005 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties. The petroleum and natural gas prices are based on the December 31, 2005 commodity price forecast of our independent reserve engineers. These prices have been adjusted for commodity price differentials specific to the Trust. The following table summarizes the benchmark prices used in the ceiling test calculation.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/GJ)
2006	57.50	1.1765	66.60	10.05
2007	55.40	1.1765	64.20	9.05
2008	52.40	1.1765	60.70	8.05
2009	49.50	1.1765	57.20	7.00
2010	46.90	1.1765	54.10	6.55
2011	48.10	1.1765	55.50	6.75
Escalate Thereafter	2.5% per year		2.5% per year	2.5% per year

A ceiling test write down in the Canadian cost center was not required at December 31, 2005.

The Trust completed a ceiling test calculation for the United States cost centre at December 31, 2005 to assess the recoverability of costs recorded in respect of the petroleum and natural gas properties. The petroleum and natural gas prices are based on the December 31, 2005 commodity price forecast of our independent reserve engineers. These prices have been adjusted for commodity price differentials specific to the Trust. The following table summarizes the benchmark prices used in the ceiling test calculation.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Henry Hub ($U.S./Mmbtu)
2006	57.50	1.1765	9.90
2007	55.40	1.1765	9.05
2008	52.40	1.1765	8.15
2009	49.50	1.1765	7.25
2010	46.90	1.1765	6.85
2011	48.10	1.1765	7.05
Escalate Thereafter	2.5% per year		Average 2.5% per year

The ceiling test in the U.S. cost center resulted in a write down of $13,844,000 ($9,137,000 after tax and a $0.31 reduction of earnings per unit) to property plant and equipment at December 31, 2005. This write down is included within depletion, depreciation and accretion on the consolidated statement of earnings.

7.	Goodwill

Due to the reduction in value of the U.S. cost center at December 31, 2005, as disclosed in note 6, goodwill in the United States reporting unit was deemed to be impaired. Accordingly, the Trust recorded a goodwill impairment loss of $9,253,000 in 2005.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

8.	Asset Retirement Obligations

The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At December 31, 2005, the Trust estimated the asset retirement obligation to be $24,323,000 (2004 - $14,836,000), based on a total future liability of $41,074,000 (2004 - $25,354,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently averages at 7 years, but extends up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.

The following table reconciles the asset retirement obligations:
	2005	2004
Asset retirement obligation, beginning of year	$14,836	$2,188
Increases in liabilities during the year related to:
Acquisitions	6,460	10,512
Additions	1,911	262
Revisions	(327)	1,128
Accretion expense	1,443	867
Dispositions	-	(121)
Asset retirement obligation, end of year	$24,323	$14,836

9.	Bank indebtedness

On November 10, 2005 the Trust entered into an arrangement with a group of lenders for new credit facilities in the form of two revolving lines of credit that total $100,000,000 ($95,000,000 revolving facility and $5,000,000 operating facility). Drawings on the revolving facilities bear interest at 0.25% above the bank’s prime lending rate or bankers’ acceptance rates plus margins which were initially set at 135 basis points and will be subject to adjustment up or down prospectively, on a three-month basis as determined by the Trust’s consolidated debt to cash flow ratio. Security is be provided by a first charge over all of the Trust’s assets. The amounts available under these credit facilities are subject to a semi-annual borrowing base determination. The revolving facilities mature on November 9, 2006 with a 1 year term out period. On November 28, 2005, the Trust drew on the facilities and repaid its previous facilities and the bridge credit facility. As at December 31, 2005, the Trust had $95,450,000 drawn on the facilities at an interest rate of 5.25%. The new credit facilities require the Trust to comply with certain financial covenants including working capital and debt to equity ratios. Under the arrangement, the lenders can restrict the distributions of the Trust if the Trust is in default. At December 31, 2005, the Trust was in compliance with these covenants. In March 2006, the new credit facilities were replaced by a senior secured bridge facility (see note 21).

The Trust’s previous facilities were two revolving lines of credit that had a total capacity of $41 million. Drawings on the revolving facilities bore interest at 1.6% above the bank’s prime lending rate or bankers’ acceptance rates plus margins which were originally set at 165 basis points and were subject to adjustment up or down prospectively, on a three-month basis as determined by the Trust’s consolidated debt to cash flow ratio. At December 31, 2004 the Trust also had available a demand subordinated debt facility of $4,000,000 which bore interest at the lender's prime rate plus 2%, and this facility was reduced to nil on April 30, 2005. Security was provided by a first charge over all of the Trust’s assets excluding those acquired in the RMG and High Point acquisitions. Amounts drawn on these facilities were repaid on November 28, 2005.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

A bridge credit facility was put in place on August 17, 2005 to facilitate the acquisition of High Point. The bridge credit facility was a reducing non-revolving secured loan with a principal amount of $75,000,000. Security was provided by a first charge on all of the High Point assets that were acquired. The loan bore interest at bank prime rate plus 1% and was repayable from the proceeds of any debt or equity financing or proceeds from the disposal of assets. Amounts drawn on the bridge credit facility was repaid in full on November 28, 2005.

10.	Notes Payable

Notes payable consists of an unsecured promissory note for US$3.5 million (Cdn $4.1 million), which bears interest at 12%, and is repayable on July 1, 2006.

11.	Capital Lease Obligation

Description	2005	2004
Capital lease bearing interest at 8.605%, repayable monthly at $88,802, including interest. The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000 and secured by the related equipment	$2,580	$3,385

Less current portion	(878)	(805)
	$1,702	$2,580

Interest expense includes $260,000 (2004 - $327,000) related to the capital leases.

12.	Non-controlling Interest

Number of exchangeable shares issued	EEC	RMAC series A	RMG	RMAC series B	Total
Balance at December 31, 2003	1,995,596	-	-	-	1,995,596
Issued on acquisition of RMEC	-	341,882	-	-	341,882
Exchanged for trust units	(1,584,826)	(199,438)	-	-	(1,784,264)
Balance at December 31, 2004	410,770	142,444	-	-	553,214
Issued on acquisition of RMG	-	-	736,842	-	736,842
Issued on acquisition of High Point	-	-	-	1,407,177	1,407,177
Exchanged for trust units	(62,624)	(142,444)	-	(748,061)	(953,129)
Balance at December 31, 2005	348,146	-	736,842	659,116	1,744,104

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Non-controlling interest	Amount
Balance at December 31, 2003	$3,125
Issued on acquisition of RMEC	6,410
Exchanged for trust units	(6,594)
Non-controlling interest in net earnings	408
Balance at December 31, 2004	$3,349
Issued on acquisition of RMG	16,722
Issued on acquisition of High Point	31,661
Exchanged for trust units	(19,301)
Non-controlling interest in net earnings	(29)
Balance at December 31, 2005	$32,402

With the exception of the RMG exchangeable shares, the exchangeable shares are convertible at any time into trust units (at the option of the holder) based on the exchange ratio. The exchange ratio for RMAC series A exchangeable shares, RMAC series B exchangeable shares and Enterra Energy Corp. exchangeable shares are increased monthly based on the cash distribution paid on the trust units divided by the ten day weighted average unit price preceding the distribution payment date. Cash distributions are not paid on the exchangeable shares. On the third anniversary of the issuance of the exchangeable shares, subject to extension of such date by the Board of Directors of the Trust, or at the Trust’s option when the aggregate number of issued and outstanding exchangeable shares is less than 1,000,000, the exchangeable shares will be redeemed for Trust Units at a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the exchange ratio as at that redemption date. RMG exchangeable shares do not have an exchange ratio and will be exchanged automatically for one trust unit on June 1, 2006. The exchangeable shares are not listed for trading on an exchange.

During 2005, a total of 62,624 Enterra Energy Corp. exchangeable shares were converted into 73,432 trust units at an exchange ratio prevailing at the time of conversion (2004 - 1,584,826 exchangeable shares were converted into 1,622,780 trust units). During 2005, a total of 142,444 RMAC series A exchangeable shares were converted into 147,636 trust units at an exchange ratio prevailing at the time of conversion (2004 - 199,438 exchangeable shares were converted into 202,084 trust units). During 2005, a total of 748,061 RMAC series B exchangeable shares were converted into 758,109 trust units at an exchange ratio prevailing at the time of conversion. The exchange of the EEC exchangeable shares is treated as a step acquisition which increased goodwill by $1.4 million for the difference between the fair value of the trust unit issued and the carrying value of the EEC exchangeable share at the time of exchange.

At December 31, 2005, the exchange ratio for Enterra Energy Corp. exchangeable shares was 1.20694 and for RMAC series B exchangeable shares was 1.03175.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

13.	Unitholders’ Equity

Authorized trust units

An unlimited number of trust units may be issued.

The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption. Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust. Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Issued trust units

	Number of Units	Amount
Balance at December 31, 2003	18,955,960	$32,879
Adopt fair value method of unit based compensation (note 3(e))	-	646
Issued pursuant to private placements	2,699,400	37,676
Issued pursuant on acquisition of RMAC	1,946,576	34,999
Issued for exchangeable shares	1,824,864	26,844
Unit share issue costs	-	(837)
Balance at December 31, 2004	25,426,800	$132,207
Issued on exercise of options	536,762	8,211
Issued pursuant to acquisition of RMAC	38,726	771
Issued pursuant to acquisition of RMG	275,474	6,251
Issued pursuant to acquisition of High Point	7,490,898	168,545
Issued pursuant to private placements	1,756,579	38,110
Issued for exchangeable shares	979,177	20,587
Unit issue costs	-	(921)
Balance at December 31, 2005	36,504,416	$373,761

Available equity offering

In April 2005, the Trust entered into an agreement with Kingsbridge Capital Limited (“Kingsbridge”) whereby they agreed to purchase up to US$100 million of trust units over a two-year period. The Trust has no obligation to access any of the available capital, but may do so at its option. The subscription price of the Trust Units on each drawdown will be 92% of the fifteen day volume weighted average trading price of the Trust Units on the NASDAQ provided that the price must be at least US$12.00 and not less than the minimum price permitted by the rules of the Toronto Stock Exchange. The first draw may be up to US$25 million, and each subsequent draw can be up to the lesser of 4% of the Trust’s market capitalization or US$25 million. As at December 31, 2005, the Trust has issued Cdn $15.8 million under the agreement.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

In April 2005, the Trust granted warrants to Kingsbridge to purchase 301,000 trust units. The warrants have a three-year term. The exercise price of the warrants was initially US$25.77 per trust unit and is reduced each month by the amount of the Trust’s distribution for such month on the trust units, provided that the price shall not decrease below US$21.55 per trust unit. As at December 31, 2005 the exercise price of the warrants was US$24.45. The fair value of the warrants has been reflected as deferred financing costs to be transferred to trust unit issue costs as the Trust issues new trust units under the Kingsbridge agreement.

The fair value of the warrants was estimated using the Black-Scholes model under the following assumptions:

Weighted-average fair value of warrants granted ($/warrant)	$4.04
Risk-free interest rate (%)	3.6
Estimated hold period prior to exercise (years)	3
Weighted-average volatility (%)	33
Cash distribution yield (%)	9

Contributed surplus

Balance at December 31, 2003	$-
Trust unit option based compensation	78
Balance at December 31, 2004	$78
Trust unit option based compensation	731
Transfer to trust units on option exercises	(236)
Balance at December 31, 2005	$573

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust and JED. Each trust unit option permits the holder to purchase one trust unit at the stated exercise price. All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

The following options have been granted:

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	2005		2004
	Number of options	Weighted- average exercise price	Number of options	Weighted- average exercise price
Options outstanding, beginning of year	950,000	$14.22	-	$-
Options granted	1,461,500	23.88	950,000	14.22
Options exercised	(536,762)	14.86	-	-
Options cancelled	(443,333)	17.15	-	-
Options outstanding, end of year	1,431,405	$22.31	950,000	$14.22
Options exercisable at end of year	69,905	$14.98	-	$-

	Unit options outstanding		Unit options exercisable
Exercise price range	Number of options	Weighted average remaining contract life	Number of options	Weighted average remaining contract life
$14.00 to $20.85	214,905	4.05	69,905	3.15
$23.15 to $29.31	1,216,500	4.34	-	-
	1,431,405	4.30	69,905	3.15

Estimated fair value of stock options

The estimated fair value of options was determined using the Black-Scholes model under the following assumptions:

	2005	2004
Weighted-average fair value of options granted ($/option)	$2.35	$0.33
Risk-free interest rate (%)	3.7	3.8
Estimated hold period prior to exercise (years)	5	5
Expected volatility (%)	36	21
Expected cash distribution yield (%)	10	11

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

Reconciliation of earnings per unit calculations

For the year ended December 31, 2005
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$970	29,533,577	$0.03
Options assumed exercised		1,277,405
Units assumed purchased		(1,122,153)
Diluted	$970	29,688,829	$0.03

For the calculation of the weighted average number of diluted units outstanding for 2005, 154,000 options, 301,000 warrants and 1,300,453 exchangeable shares were excluded, as they were antidilutive to the calculation.

For the year ended December 31, 2004
	Net Earnings	Weighted Average Units Outstanding	Per Unit
Basic	$14,027	22,518,373	$0.62
Exchangeable shares / Non-controlling interest	408	490,530
Options assumed exercised		950,000
Units assumed purchased		(716,943)
Diluted	$14,435	23,241,960	$0.62

Trust unit savings plan

In 2004, the Trust established a trust unit savings plan whereby the Trust will match an employee’s contributions to the plan to a maximum of 9.0% of their salary. Both the employee’s and the Trust’s contributions were used to purchase trust units on the NASDAQ National Markets system (commencing in 2006, on the New York Stock Exchange). During 2005 the Trust expensed approximately $25,000 (2004 - $23,000) relating to the Trust’s contributions to the plan.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

14.	Income Taxes

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax earnings with adjustments as set out in the following table:

	2005	2004
Earnings (loss) before income taxes and non-controlling interest	$(16,292)	$14,415
Combined federal and provincial income tax rate	37.62%	38.87%
Computed income tax provision	(6,129)	5,603
Increase (decrease) resulting from:
Interest component of trust distributions	(11,593)	(7,038)
Non-deductible royalties, net of ARTC	5,538	(4,669)
Resource allowance	(11,110)	5,239
Non-deductible items including goodwill impairment loss	3,536	-
Difference between U.S. and Canadian tax rates	(60)	-
Change in estimates	1,201	-
Capital tax	1,456	260
Other	(72)	585
	$(17,233)	$(20)

The components of the net future income tax liability at December 31 were as follows:

	2005	2004
Future income tax assets:
Non-capital loss carry-forwards	$21,573	$12,127
Asset retirement obligations	8,177	4,988
Deferred financing charges	1,219	179
	$30,969	$17,294
Future income tax liabilities:
Property, plant and equipment	131,266	39,422
Net future income tax liability	$100,297	$22,128

At December 31, 2005, the property, plant and equipment owned by the Trust’s corporate subsidiaries have an approximate tax basis of $179,001,000 (2004 - $126,800,000) available for future use as deductions from taxable income. Non-capital loss carry-forwards expire from 2007 to 2015.

Tax rate applied to temporary difference is approximately 34% in 2005 (35% in 2004) compared to the federal and provincial statutory rate of 38% for the 2005 year.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

15.	Financial Instruments

The financial instruments recognized on the consolidated balance sheets include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, income taxes payable, bank indebtedness, notes payable, due to JED Oil Inc., capital lease and financial derivatives. The fair values of financial instruments other than the capital lease and bank indebtedness approximate their carrying amounts due to the short-term nature of the instruments. The carrying value of bank indebtedness approximates its fair value due to floating interest terms; the fair value of the capital lease approximates its carrying value due to current rates for comparable terms of long-term debt. The financial derivative contracts are held at fair value with the gains and losses included within earnings for the period.

The Trust is exposed to fluctuations in commodity prices, foreign-currency exchange rates, interest rates and credit risk. The Trust manages its operations to minimize the exposure to these risks to the extent practical and, to a lesser extent, using derivative instruments and physical sales contracts. The Trust uses non-exchange traded forwards, swaps, options and physical deliver contracts to manage a portion of the Trust’s commodity price risk. Management monitors the Trust’s exposure to the above risks and regularly reviews its derivative activities and all outstanding positions.

(a)	Commodity price risks

The Trust’s most significant market risk exposure relates to crude oil price fluctuations. To a lesser extent the Trust is also exposed to natural gas price movements.

The Trust has entered into derivative financial instruments and fixed price physical contracts to minimize the risk of exposure to fluctuations in the crude oil and natural gas prices. At December 31, 2005, the Trust had the following financial derivatives outstanding:

Derivative Instrument	Commodity	Price	Volume (per day)	Period
Floors	Gas	9.65 to 9.80 (Cdn $/GJ)	10,000 GJ	January 1, 2006 - April 1, 2006
Collars	Gas	8.50 to 14.00 (Cdn $/GJ)	10,000 GJ	April 1, 2006 - November 1, 2006
Collars	Oil	55.00 to 70.25 (US $/bbl)	1,000 bbl	January 1, 2006 - January 1, 2007
Collars	Oil	55.00 to 80.00 (US $/bbl)	1,000 bbl	April 1, 2006 - January 1, 2007

The fair market value of the financial derivatives at December 31, 2005 is estimated to be $415,000. Fees of $60,000 associated with these hedges were netted against the gain. At December 31, 2004 the Trust did not have any derivative financial instruments or fixed price physical sales contracts in place. At December 31, 2005, the Trust had the following fixed price physical delivery contracts outstanding:

	Contract Period End	Quantity	Pricing (Cdn $/GJ)
Natural Gas Contracts	March 31, 2006	8,000 GJ/day	$8.01 to $8.85

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(b)	Foreign currency exchange risk

The Trust is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. The Trust’s U.S. subsidiary operates in a foreign currency which is translated to Canadian dollars as described in note 2(p). These operations are exposed to currency fluctuations.

(c)	Credit risk

A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Trust’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment. As at December 31, 2005 the Trust had recorded $1,504,000 (2004 - $1,496,000) as an allowance for doubtful accounts.

(d)	Interest rate risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2005, the Trust had $95,450,000 (2004 - $43,930,000) of indebtedness bearing interest at floating rates. The balance of the Trust’s indebtedness being the capital lease, due to Jed Oil Inc. and the note payable bear interest at fixed rates.

16.	Changes in Non-cash Working Capital

	2005	2004
Accounts receivable	$(9,684)	$(4,393)
Prepaid expenses, deposits and other	(1,929)	(57)
Accounts payable and accrued liabilities	8,356	(3,607)
Income taxes payable	346	160
Foreign exchange on working capital	486	-
Changes in non-cash working capital	$(2,425)	$(7,897)
Changes in capital accounts payable	$3,733	-

17.	Commitments

The Trust has commitments for the following payments over the next six years:

	2006	2007	2008	2009	2010	2011
Minimum capital lease payments	$878	$1,702	$-	$-	$-	$-
Imputed Interest on capital lease	187	97	-	-	-	-
Office leases	1,160	1,060	1,080	1,082	1,175	97
	$2,225	$2,859	$1,080	$1,082	$1,175	$97

During 2005 total rental expense was $423,000 (2004 - $81,339).

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

18.	Guarantees

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

19.	Segmented Information

The Trust has one operating segment that is divided amongst two geographical areas. The follow is select financial information from the two geographic areas for 2005. The Trust operated only in Canada for 2004.

	Canada	U.S.	Total
For the year ended and as at December 31, 2005
Revenue	$154,412	$3,331	$157,743
Property, plant and equipment	469,503	19,571	489,074
Goodwill	$70,546	$-	$70,546

20.	Related Parties

During 2005 the Trust paid $350,000 to Macon Resources Ltd. (“Macon”), a company 100% owned by the Chief Executive Officer of the Trust, for management services provided by the Chief Executive Officer and the Chief Financial Officer. During 2005 the Trust issued 400,000 trust unit options to Macon at $23.96 per option. The options have a 5-year life and vest over a 3-year period. See note 13 for further discussion on the Trust’s unit option plan. At December 31, 2005 $84,000 (2004 - $ nil) was payable by the Trust to Macon.

21.	Subsequent Events

During the first quarter of 2006, the Trust acquired producing oil and gas assets located in Oklahoma. The Trust expects to complete a final closing for additional working interests in the first half of 2006. The current operating staff of the assets is being retained by the Trust.

The purchase price of US$221.0 million was paid for through the issuance of 5,178,792 units of the Trust valued at USD $91.7 million, cash of US $102.3 million and US $27.0 million of assumed debts. Certain post closing purchase price adjustment provisions remain in place, based on production rates achieved from the assets through September 19, 2006. The purchase price on the final closing of the additional working interests is expected to be paid with a combination of units and cash.

The Trust is in the process of entering into a farmout agreement with Petroflow Energy Inc. (“Petroflow”), an oil and gas development company, to fund 100% of the drilling and completion costs on the undeveloped lands. The Chief Executive Officer for the Trust owns, directly and indirectly, approximately 20% of the outstanding shares of Petroflow.

In January 2006, the Trust entered into an arrangement with a bank for a US$50.0 million bridge credit facility. This credit facility was used to secure the acquisition of the Oklahoma assets. The facility was a reducing non-revolving loan secured by a first charge over the notes from the sellers of the Oklahoma assets, which were secured by the Oklahoma assets. The loan bore interest at U.S. dollar commercial loan rate plus 0.5% and was repaid on March 22, 2006.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

In March 2006, the Trust closed a US $200.0 million senior secured bridge credit facility to partially fund the acquisition of the Oklahoma assets, repay the USD $50.0 million bridge credit facility noted above and provide additional working capital to the Trust. This non-revolving facility bears interest at 4.5% above London Interbank Offering Rate and matures September 20, 2006 with a one-time option to extend the facility for an additional three-month period. The facility is secured by a first charge over all US assets of the Trust and a second charge over all Canadian assets. The terms of the agreement restrict the Trust’s ability to distribute cash flow from the U.S. cost center to US $1.5 million per month. The credit facility also requires the Trust to maintain certain financial covenants.

In March 2006, the Trust closed a $110.0 million senior secured bridge facility. This reducing non-revolving credit facility was used to retire the existing $100.0 million credit facilities of the Trust. The facility bears interest at 2.5% above bank prime lending rates and matures on December 31, 2006. The facility is reduced to $100 million on June 30, 2006. The facility is secured by a first charge over all Canadian assets of the Trust and a second charge over all US assets. The credit facility also requires the Trust to maintain certain financial covenants.

The Trust does not expect to repay the two bridge facilities from internally generated cash and will need to seek additional financing through the issuance of debt or equity

22.	Differences Between Canadian and United States Generally Accepted Accounting Principles

The Trust's consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects from those in the United States of America ("U.S. GAAP"). Any differences in accounting principles as they pertain to the consolidated financial statements as at December 31, 2005 and 2004 and for the years there ended were insignificant except as described below:

(a) Property, plant and equipment

Under Canadian GAAP, the impairment test limits the capitalized costs of oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecast prices plus the costs of unproved properties less impairment. The discount rate used is a risk free interest rate.

Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities requires the Trust to perform an impairment test using after-tax future net revenue from proved oil and natural gas reserves discounted at 10% plus the cost of unproved properties less impairment. The prices and costs used in the U.S. GAAP ceiling test are those in effect at the period end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in the year and subsequent years.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2005, 2004 and 2001. At December 31, 2005, the Trust recognized a U.S. GAAP ceiling test write-down of $34.1 million ($22.5 million after tax) in its Canadian cost center and an additional $3.0 million ($2.0 million after tax) ceiling test write down in its US cost center. At December 31, 2004 the Trust recognized a U.S. GAAP ceiling test write-down of $10.0 million ($6.3 million after tax) and at December 31, 2001 the Trust recognized a write-down of $28.7 million ($17.5 million after tax).

Under Canadian GAAP, pursuant to EIC 151, property, plant and equipment increased as a result of the conversion of one class of exchangeable shares into trust units. Under U.S. GAAP, all clases of exchangeable shares are classified as mezzanine equity, valued at the fair market value and conversion of exchangeable shares does not result in an increase in property, plant and equipment. This GAAP difference in the valuation of property, plant and equipment results in an increase in depletion expense during the periods presented for Canadian GAAP as compared with U.S. GAAP (see note f).

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

These property, plant and equipment valuation differences result in depletion expense being different under U.S. GAAP as compared with Canadian GAAP. For the year ended December 31, 2005 depletion, including the ceiling test writedowns under U.S. GAAP was higher by $30.0 million ($19.8 million after tax) (2004 - $8.0 million and $4.9 million after tax).

(b) Financial instruments and Marketing Contracts

Prior to the Trust adopting AcG-13 in 2004 for Canadian GAAP purposes, a US GAAP difference existed in that SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized in income unless specific hedge accounting criteria are met. Hedge accounting requires that an entity formally document, designate and assess the effectiveness of derivative instruments to use this accounting treatment.

At December 31, 2005, Enterra had several physical delivery commodity contracts in place. Under Canadian GAAP, physical delivery contracts are not considered financial instruments and would normally not be measured at fair value on the balance sheet. For US GAAP, the Trust did not formally document and designate these outstanding contracts as physical sales contracts, therefore the contracts are re-valued each period end to market value (mark-to-market).

Under Canadian GAAP, the physical sales contracts are recorded on the balance sheet at the amortized cost of $1.4 million as a result of the contracts being acquired with High Point. At December 31, 2005, the fair value of the contracts is $1.3 million resulting in a reduction to the marketing liability recorded on the balance sheet and an increase in earnings under US GAAP of $0.2 million ($0.1 million after tax).

The Trust did not have any derivative instruments or hedging contracts outstanding at December 31, 2004.

(c) Earnings

Under U.S. GAAP, interest and amortization of deferred financing charges would be presented in the non-operating section of the statement of earnings.

(d) Comprehensive Income

There are no items that would be part of Comprehensive Income other than net earnings.

(e) Unitholder's Mezzanine equity

Under Canadian GAAP, the trust units are considered to be permanent equity and are classified as unitholders' capital. A U.S. GAAP difference exists due to the redemption feature attached to each trust unit. The trust units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption. Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust. Redemptions in excess of the cash limit shall be satisfied first by the issuance of notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The redemption feature causes the trust units to be classified as mezzanine equity under U.S. GAAP. Mezzanine equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date. Included in the redemption value of the trust units is the redemption value of the exchangeable shares as if all exchangeable shares had previously been converted into trust units. Any increase or decrease in the redemption value during a period is charged to accumulated earnings and reflected in the calculation of net earnings per trust unit.

As at December 31, 2005, unitholders' capital was reduced by $373.8 million and non-controlling interest was reduced by $32.4 million (2004 - $132.2 million and $3.3 million respectively) and the redemption value of the trust units and exchangeable units of $684.0 million (2004 - $529.8 million) was recorded as mezzanine equity. The change in the redemption value of the trust units and exchangeable units is recorded as a reduction or credit to accumulated earnings. For the year ended December 31, 2005 accumulated earnings was credited by $115.1 million (2004 - reduced by $190.0 million).

(f) Exchangeable Securities Issued by Subsidiaries of Income Trusts pursuant to EIC-151

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust's exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the Canadian GAAP consolidated balance sheets.

Since a portion of Enterra's exchangeable shares were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The excess of fair values over book values on the exchange are recorded as additions to property, plant and equipment and goodwill. In addition, non-controlling interest is reflected as a reduction of such earnings in the Trust’s consolidated statements of earnings.

The application of EIC-151 causes several differences with U.S. GAAP. As at December 31, 2005, property, plant and equipment increased by $1.4 million (December 31, 2004 - $1.5 million), goodwill increased by $20.7 million (December 31, 2004 - $19.3 million), future income tax liability increased by $0.6 million (December 31, 2004 - $0.6 million), unitholder capital increased by $21.9 million (December 31, 2004 - $20.6 million), accumulated earnings decreased by $0.4 million (December 31, 2004 - $0.4 million). In addition, depletion expense under Canadian GAAP is higher as a result of the increase in the property, plant and equipment value.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(g) Consolidated Balance Sheets

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Trust:

	December 31, 2005		December 31, 2004
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Assets
Current assets	$50,713	$50,713	$20,910	$20,910
Deposit on acquisitions	-	-	2,400	2,400
Property, plant and equipment (a) (f)	489,074	428,678	148,458	117,940
Goodwill (f)	70,546	49,832	49,270	29,991
Deferred financing charges	1,210	1,210	90	90
	$611,543	$530,433	$221,128	$171,331
Liabilities
Current liabilities (b)	$163,110	$162,956	$63,264	$63,264
Asset retirement obligations	24,323	24,323	14,836	14,836
Future income tax liability (a) (b) (f)	100,297	78,631	22,128	10,614
Capital lease	1,702	1,702	2,580	2,580
	289,432	267,612	102,808	91,294
Mezzanine equity (e)	-	684,024	-	529,764
Non-controlling interest (e) (f)	32,402	-	3,349	-
	32,402	684,024	3,349	529,764
Unitholders' equity
Unitholders' capital (e) (f)	373,761	-	132,207	-
Warrants	1,215	1,215	-	-
Contributed surplus	573	573	78	78
Accumulated earnings (deficit)	28,468	(308,683)	27,498	(404,993)
Accumulated distributions	(114,308)	(114,308)	(44,812)	(44,812)
	289,709	(421,203)	114,971	(449,727)
	$611,543	$530,433	$221,128	$171,331

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(h) Consolidated Statements of Earnings

The adjustments using U.S. GAAP would result in the following changes to the consolidated statements of earnings of the Trust:

	Years Ended
	December 31,
	2005	2004

Net earnings under Canadian GAAP	$970	$14,027
Adjustments:
Depletion expense (a)	(30,027)	(7,467)
Related income taxes	10,209	2,802
Unrealized loss on financial instruments (b)	154	958
Related income taxes	(57)	(390)
Non-controlling interest (f)	(29)	408
Net earnings (loss) under U.S. GAAP before change in redemption value of trust units	(18,780)	10,338
Change in redemption value of trust units (e)	115,090	(189,970)
Net earnings (loss) under U.S. GAAP after change in redemption value of trust units	$96,310	$(179,632)

Weighted average units for U.S. GAAP (000's)
- Basic	30,834	23,328
- Diluted	30,989	23,561
Net earnings per unit under U.S. GAAP - before changes in redemption value of trust units
- Basic	$(0.61)	$0.44
- Diluted	$(0.61)	$0.44
Net earnings (loss) per unit under U.S. GAAP
- Basic	$3.12	$(7.70)
- Diluted	$3.11	$(7.70)

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(i) Additional disclosure under U.S. GAAP

	December 31, 2005	December 31, 2004
Components of accounts receivable
Trade	$18,367	$8,095
Accruals	18,440	9,014
Allowance for doubtful accounts	(1,504)	(1,496)
	$35,303	$15,613

Components of prepaid expenses
Prepaid expenses	$1,025	$278
Funds on deposit	2,027	240
	$3,052	$518

Components of accounts payable
Accounts payable	$28,306	$3,928
Accrued liabilities	8,042	4,642
	$36,348	$8,570

(j) Select pro forma financial information for High Point acquisition (unaudited)

As shown in note 5 of the Canadian GAAP financial statements, the Trust completed the acquisition of High Point. Under U.S. GAAP, select pro forma financial information is disclosed as if the acquisition had occurred on January 1, 2004 and 2005 instead of the actual closing of August 17, 2005. The following table shows the pro forma U.S. GAAP select financial information for the acquisition of High Point.

	December 31, 2005 (unaudited)	December 31, 2004 (unaudited)
Revenue	$191,247	$152,450
Net loss before change in redemption value of trust units	$(18,804)	$(2,553)
Per unit - basic	$(0.52)	$(0.08)
Per unit - diluted	$(0.52)	$(0.08)
Net earnings (loss)	$97,977	$(241,640)
Per unit - basic	$2.69	$(7.50)
Per unit - diluted	$2.68	$(7.50)

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(k) New accounting pronouncements

i) On June 1, 2005 FASB issued Statement No. 154, Accounting Changes and Error Correction. The statement applies to all voluntary changes in accounting principles and changes the requirement for accounting for and reporting of a change in accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Statement 154 requires, whenever practical, the retroactive application to prior periods' financial statements of a voluntary change in accounting principles. If not practical then certain concessionary transition accounting standards are permitted. The previous rules in Opinion 20 required that voluntary changes in accounting principles be recognized in net income in the period when the change in the accounting principle is adopted.

The impact of this standard on the consolidated financial statements will be dependent on the nature and extent of subsequent new and revised accounting standards.

ii) In December 2004, the FASB issued FAS 153 which deals with the accounting for the exchanges of non-monetary assets. FAS 153 is an amendment of APB Opinion 29. APB Opinion 29 requires that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. FAS 153 amends APB Opinion 29 to eliminate the exception from using fair market value for non-monetary exchanges of similar productive assets and introduce a broader exception fro exchanges of non-monetary assets that do not have commercial substance. FAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 Adopting the provisions of FAS 153 is not expected to impact the U.S. GAAP financial statements.

iii) In December 2004, the FASB issued FAS 123R which deals with the accounting for transactions in which an entity exchanges its equity instruments for goods or services. FAS 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. FAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in unit (share)-based payment transactions. FAS 123R is a revision of FAS 123. FAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). FAS 123R is effective January 1, 2006. Since January 1, 2004, the Trust has recognized the costs of equity instruments issued in exchange for employee services based on the grand-date fair value of the award, in accordance with Canadian GAAP. The methodology for determining fair value of equity instruments issued in exchange for employee services prescribed by FAS 123R differs from that prescribed by Canadian GAAP. Adopting the provisions of FAS 123R is not expected to have a material impact on the U.S. GAAP financial statements.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The following oil and gas information is provided in accordance with the U.S. Financial Accounting Standards Board Statement No. 69 “Disclosure About Oil and Gas Producing Activities”. The Trust follows the full cost method of accounting. The following information is unaudited.

Unaudited Supplementary Information

(a) Capitalized Costs

The aggregate amounts of costs capitalized for gas and oil producing activities, and related aggregate amounts of accumulated depreciation, depletion and amortization at December 31, 2005 and 2004 as follows:

	2005	2004
Capitalized costs of:
Proved properties being amortized	$534,937	$181,778
Undeveloped land not being amortized	71,666	3,430
Total capitalized costs	606,603	185,208
Less accumulated depletion, depreciation, and amortization	(177,925)	(67,268)
Net Capitalized costs	$428,678	$117,940

The following costs were incurred in oil and gas-producing activities during the years ended December 31, 2005 and 2004:

	2005	2004
Property acquisition costs: (1)
Proved properties	$271,191	$45,265
Unproved properties	127,103	8,062
Exploration costs	-	4,289
Development costs	23,101	8,800
Total costs incurred	$421,395	$66,416
(1) Includes costs related to corporate acquisitions.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(b) Reserve Quantity Information

Estimated net quantities of proved gas and oil (including condensate) reserves at December 31, 2005 and 2004, and changes in the reserves during those years, are shown in the following two tables. Reserve volumes are reported on net of royalties basis.

	2005 Net	2004 Net
Proved developed and undeveloped reserves - Oil and NGL (mboe)
At January 1	5,170	4,457
Changes in reserves:
Extensions, discoveries and other additions	26	139
Revisions of previous estimates	729	(96)
Production	(1,550)	(1,672)
Purchases of oil and NGL’s in place	968	2,363
Sales of oil in place	-	(21)
At December 31	5,343	5,170
Proved developed reserves - Oil and NGL
At January 1	5,069	4,457
At December 31	5,197	5,069

Proved developed and undeveloped reserves - Gas (mmcf)
At January 1	5,502	4,464
Changes in reserves:
Extensions, discoveries and other additions	78	150
Revisions of previous estimates	(3,324)	(1,002)
Production	(3,738)	(1,933)
Purchases of gas in place	36,180	3,822
Sales of gas in place	-	-
At December 31	34,698	5,502
Proved developed reserves - Gas
At January 1	5,454	4,464
At December 31	31,266	5,454

Included in these proven reserves are gas volumes of 1,600 mmcf which are located in the U.S. cost center.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

(c) Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The following tabulation has been prepared in accordance with the FASB’s rules for disclosure of a standardized measure of discounted future net cash flows relating to proved gas and oil reserve quantities owned by the Trust.

	2005	2004
Future cash inflows (1)	$801,333	$260,750
Less:
Future development costs	(7,184)	(677)
Future production, royalty and abandonment costs	(330,808)	(145,563)
Future income tax expense	(80,056)	(18,272)
Future cash flows	383,285	96,238
Less annual discount (10% a year)	(96,508)	(15,118)
Standardized measure of discounted future net cash flows	$286,777	$81,120
(1) Amounts exclude the effect of derivative instruments designated as hedges of future sales of production at year end.

In the foregoing determination of future cash inflows, sales prices for gas and oil were based on contractual arrangements or market prices at year-end. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year-end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, permanent differences and tax credits.

It is not intended that the FASB’s standardized measure of discounted future net cash flows represent the fair market value of the Trust’s proved reserves. The Trust cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules that are inherently imprecise and subject to revision, and the 10 percent discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2005 and 2004 and for the years there ended
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

The following tabulation is a summary of changes between the total standardized measure of discounted future net cash flows at the beginning and end of each year.

	2005	2004
Standardized measure of discounted future net cash flows at January 1	$81,120	$90,559
Changes in the year resulting from:
Sales and transfers of oil and gas produced during the year, net of production costs	(89,044)	(60,274)
Net change in sales and transfer prices, net of production costs	107,194	7,140
Extensions, discoveries and other additions, net of future production and development cost	1,024	4,244
Change in estimated future development costs	(21,869)	488
Development costs incurred during the year	23,101
Revisions of previous quantity estimates	5,576	314
Accretion of discount	8,112	9,056
Net change in income taxes	(39,068)	(2,174)
Purchases of proved reserves in place (1)	210,631	32,179
Sales of proved reserves in place	-	(412)
Standardized measure of discounted future net cash flows at December 31	$286,777	$81,120

(1) Excludes the value associated with undeveloped properties and land.